SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 1 June 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Announcement of transactions of directors' dealings in securities of Sasol Limited or
its major subsidiaries dated 23 May 2005 to 31 May 2005

1. 23 May 2005
2. 24 May 2005
3. 25 May 2005
4. 27 May 2005
5. 31 May 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of a major subsidiary of
the Company:

Name	A M Human
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	20 May 2005
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	29 December 1997
Exercise price	R50,00
Selling price per share	R155,00
Number of shares	2 000
Total value	R310 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

23 May 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of a major subsidiary of
the Company:

Name	A de Klerk
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	24 May 2005
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	27 October 1998
Exercise price	R28,50
Selling price per share	R161,00
Number of shares	2 000
Total value	R322 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

24 May 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of a major subsidiary of
the Company:

Name	A M Human
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	25 May 2005
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	29 December 1997
Exercise price	R50,00
Selling price per share	R160,50
Number of shares	2 000
Total value	R321 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

25 May 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of a major subsidiary of
the Company:

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	26 May 2005
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	7 August 2002 (7 000 shares)
Exercise price	R97,60
Exercise date	10 September 2002 (300 shares)
Exercise price	R116,80
Selling price per share	R164,00
Number of shares	7 300
Total value	R1 197 200
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

27 May 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of a major subsidiary of
the Company:

Name	M Sieberhagen
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	30 May 2005
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	17 November 1999
Exercise price	R43,55
Selling price per share	R168,05
Number of shares	2 600
Total value	R436 930
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

31 May 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 June 2005

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary